UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Chief Executive Officer Transition

On June 4, 2026, Nyxoah SA (the “Company”) announced the commencement of a leadership transition process in order to further accelerate the Company’s  U.S. commercial traction.  The Company’s Chief Executive Officer, Olivier Taelman, together with the Board of Directors, has decided that this is the right moment to transition leadership to a U.S.-based Chief Executive Officer and the Board of Directors has formally launched a search process to appoint a new U.S.-based Chief Executive Officer.  Mr. Taelman will remain fully engaged during the transition period, continuing to lead the Company’s daily operations and to support a smooth onboarding and successful transition to the future Chief Executive Officer.

Business Updates

Liquidity and Capital Resources

To date, the Company’s primary sources of capital have been private placements and public offerings of the Company’s common stock and debt financing agreements. Since inception, the Company has raised equity financing of €332.5 million. In September 2020, the Company raised €103.6 million as a result of the initial public offering of new shares on the Euronext. All of the Company’s shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. In July 2021, the Company raised €75.0 million net of transaction costs as a result of the initial public offering of new shares on The Nasdaq Global Market. In December 2022, the Company entered into an “at-the-market” (“ATM”) sales agreement with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company was able to sell from time to time ordinary shares having an aggregate offering price of up to $50.0 million through Cantor, acting as its sales agent, of which $32.8 million of ordinary shares had been sold pursuant to the ATM program as of December 31, 2024. In March 2025, the Company filed a new shelf registration statement on Form F-3 to register the offer and sale by the Company of up to $200.0 million of the Company’s securities, inclusive of up to an additional $50.0 million of the Company’s ordinary shares under a new ATM program pursuant to the sales agreement with Cantor. Sales of the Company’s ordinary shares pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on From F-3 that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) in March 2025, and which permits the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $200.0 million of its securities, inclusive of its ordinary shares sold under the ATM program. During 2023, the Company carried out several capital raises for a total amount of €18.9 million. During 2024, the Company carried out additional capital raises for a total amount of €69.7 million. During 2025, the Company carried out additional capital raises for a total amount of €21.9 million. As of March 31, 2026, the Company had cash, cash equivalents and financial assets of €25.9 million and an accumulated deficit of €321.7 million. Based on the Company’s current operating plan and its existing cash and cash equivalents as of December 31, 2025, and taking into account the second tranche under the Company’s existing loan facility agreement with the European Investment Bank, the Company’s cash runway is expected to be extended into the third quarter of 2026.

Cochlear Collaboration and License Agreements

The Company and Cochlear Limited (“Cochlear”) entered into a collaboration agreement, dated November 2018, under which the Company and Cochlear agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties were detailed in several “Statements of Work”, with an initial Statement of Work agreed upon by the Company and Cochlear in November 2018, and further Statements of Work agreed upon between June 2020 and January 2023. Pursuant to the various Statements of Work, Cochlear evaluated various packaging technologies to support the Company in the assessment of encapsulation technologies for the implantable stimulator, and worked with the Company in developing and enhancing the next generation implantable stimulator, and provided support in a transfer project to a U.S. third party manufacturer. As all work under the Statements of Work has been completed and parties do not currently have the intention to enter into additional Statements of Work, the collaboration agreement can be considered as ended.

At termination, certain non-exclusive intellectual property licenses related to the device developed under the agreement and that are granted by Cochlear and by the Company to each other will remain in place.

Legal Proceedings

On May 30, 2025, Inspire Medical Systems, Inc. (“Inspire”) filed a lawsuit against the Company and Nyxoah, Inc. in the United States District Court for the District of Delaware (“Inspire v. Nyxoah”), alleging that the Genio system infringes Inspire’s U.S. Patent Nos. 10,898,709, 11,806,526 and 11,850,424 (“Inspire Asserted Patents”). Inspire’s complaint seeks customary remedies for patent infringement. The Company has filed a counterclaim seeking declaratory judgment that the Genio system does not infringe the Inspire patents, and that those patents are invalid. The Company intends to vigorously defend against Inspire’s claims.

On September 15, 2025, the Company filed a lawsuit against Inspire again in the U.S. District Court for the District of Delaware, alleging that the Inspire IV and Inspire V systems infringe U.S. Patent Nos. 8,700,183, 9,415,215, and 9,415,216. Like the Inspire complaint, the Company’s complaint seeks customary remedies for patent infringement. The deadline for Inspire to respond to the Company’s complaint had been stayed pending the court’s final ruling on the Company’s motion to disqualify Inspire’s counsel. On February 16, 2026, Inspire withdrew its objections to the court’s initial ruling on that issue, and the court lifted the stay. Inspire filed its initial response to the Company’s lawsuit on March 23, 2026, seeking dismissal of certain of the Company’s claims. In response, Nyxoah filed an amended complaint, and Inspire then renewed its request for dismissal of certain of the Company’s claims, which the Company has opposed.

On May 15, 2026, the Court issued an order consolidating Inspire v. Nyxoah and Nyxoah v. Inspire into a single proceeding. The judge ordered the parties to submit a new proposed schedule for the consolidated cases by June 18, 2026.

On December 1, 2025, the Company filed two actions against Inspire and Inspire Medical Systems Europe GmbH, together Inspire Europe, in the Unified Patent Court in Munich, Germany, alleging that the Inspire IV system infringes two European patents, EP 2 760 528 B1 and EP 2 760 534 B1. The Company’s complaints seek damages and injunctive relief against Inspire Europe.

On December 18, 2025, the Company filed petitions for inter partes review of the Inspire asserted patents, asking the U.S. Patent and Trademark Office to determine that the claims of those patents are unpatentable (i.e. invalid). Inspire filed initial written responses to those petitions on March 2, 2026, and the Company submitted its responses to Inspire’s filings on March 31, 2026. On April 14, 2026, the Company’s petitions for inter partes review were denied institution.

The outcome of these proceedings is inherently uncertain, and there can be no assurances that a favorable outcome will be obtained. Regardless of outcome, litigation can have an adverse impact on the Company due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, among other factors.

General Business Updates

To date, over 1,000 patients have been treated in Europe with the Company’s Genio system, and in connection with the Company’s DREAM pivotal trial, the Company observed that 82% of patients achieved an AHI below 15 at 12 months. In the United States, the Company plans to continue to utilize a direct sales organization initially focused on the top 400 HGNS accounts which the Company believe account for approximately 70%-75% of all HGNS procedures in the United States. As of the date hereof, the Company has continued to grow its footprint in the United States with over 60 people in its commercial organization, including 40 territory managers targeting high-volume implanting accounts and sleep centers. Additionally, in the first quarter of 2026, (i) 62 additional surgeons have been trained on the Genio system, totaling 207 since August 2025, (ii) the Company achieved an additional 34 active accounts in the United States, for a total of 91 active accounts, a 60% increase quarter over quarter, (iii) 241 patients submitted under prior authorizations, and (iv) the Company hired 15 new sales representatives. Similarly, in Germany, the Company achieved a 25% market share within 24 months after its initial launch and achieved 53% implant growth in 2025 as compared to 2024.

Moreover, in the United States, the Company expects obstructive sleep apnea prevalence to grow by approximately 35% by 2050, and there is an approximately 11% higher PAP initiation among GLP-1 patients. Accordingly, the Company believes the global hypoglossal nerve stimulation market will grow approximately 15.8% from 2026 to 2033. Given the expected growth, approximately 82% of ear, nose and throat physicians planned to train on the Genio system within 12 months of FDA approval.

The information included herein shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960, and 333-294644) and Form F-3 (Registration Number 333-285982) (including any prospectuses forming a part of such registration statements) and is a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company cautions you that statements included in this report that are not a description of historical facts are forward-looking statements. These forward-looking statements include statements regarding the transition of the Company’s Chief Executive Officer, the Company’s expectations regarding its cash runway, the Company’s strategy and outcome relating to the legal proceedings described herein, the Genio system and the planned and ongoing clinical studies of the Genio system. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of these results will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in the Company’s business, including those described in the Company’s other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: June 4, 2026	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer